February 18, 2020

Via EDGAR Correspondence Filing

Ryan Sutcliffe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund”) File Nos. 333-234122, 811-23481

Dear Mr. Sutcliffe:

We received your comments provided by telephone conference on February 11, 2020, and comments from Ms. Lauren Hamilton provided by telephone conference on February 12, 2020, regarding the Registration Statement on Form N-2 for the above captioned Fund (the “Registration Statement”). This letter serves to respond to those comments. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please note that, before it can consider any request to accelerate the effectiveness of the Registration Statement, the Staff will need confirmation that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund will not request that the Staff accelerate the effectiveness of the Registration Statement until the Staff has received confirmation that FINRA has reviewed the proposed underwriting terms and arrangements described in the Registration Statement and has no objectives thereto.

2.	Please include the audited financial statements of the Fund and the auditor’s consent in a pre-effective amendment to the Registration Statement.

Response: The Fund will include the requested items in a subsequent pre-effective amendment to the Registration Statement.

Prospectus Cover Page

3.	The disclosure contained in the paragraph “Tactical Municipal Closed-End Fund Strategy,” at (ii), appears to disclose an arbitrage strategy or strategies, but lacks clarity. Please revise the disclosure to enable investors to better understand how the Fund will implement this strategy.

Response: The Fund has revised the Cover Page of the Prospectus as requested.

Prospectus Summary

4.	Please add disclosure to the Prospectus Summary that, with respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust, the Fund will segregate (or earmark) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the asset coverage requirements of Section 18.

Response:	The Fund has revised the Prospectus as requested.

Summary of Fund Expenses

5.	Please explain how the “Leverage costs” of 0.82% shown in the Fee Table has been computed to reflect the estimated costs associated with both the anticipated bank borrowings and the anticipated use of tender option bond transactions, as noted under footnotes 5 and 6 of the Fee Table.

Response: The Fund has revised footnotes 5 and 6 to the Fee Table to clarify that “Leverage costs” assumes the use of leverage representing 35% of Managed Assets at a weighted average annual expense rate of 1.53% based on the anticipated proportionate use of bank borrowings and tender option bond transactions for the Fund’s leverage with the associated expenses accruing at rates of 2.45% and 1.44%, respectively.

6.	Do any of the Underlying Funds reflected in the calculation of “Acquired fund fees and expenses” shown in the Fee Table charge an Incentive Allocation? If so, please provide the disclosure required by General Instruction 10.g. under Item 3 of Form N-2.

Response: The Underlying Funds reflected in the “Acquired fund fees and expenses” calculation do not charge an Incentive Allocation.

7.	Footnote 8 to the Fee Table indicates that the Fee Table assumes all leverage used is in the form of proceeds from tender option bond transactions. If applicable, please update this footnote to indicate that the assumed use of leverage also reflects the Fund’s bank borrowings.

Response:	The footnote has been revised as requested.

Exhibits

8.	Please include as an exhibit in the next pre-effective amendment to the Registration Statement the investment management agreement with the Adviser.

Response: The Fund has included the requested agreement as an exhibit to the pre-effective amendment to the Registration Statement being filed concurrently with this letter.

* * * * * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.